UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

RedHawk Holdings Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45343Y205

(CUSIP Number)

JR-HD Enterprises I, LLC

150 East 58th Street, 20th Floor

New York, NY 10155

646-863-6893

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45343Y205

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JR-HD Enterprises I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
107,828,459 (1)
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER
107,828,459
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
107,828,459 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.82% (2)
12.	TYPE OF REPORTING PERSON (see instructions)
IN

(1)	Represents shares of the issuer’s common stock (the “Common Stock”) issuable within 60 days of May 20, 2021 upon conversion of convertible promissory notes. Pursuant to the terms of each of the notes, the notes are convertible into an aggregate of 129,829,140 shares of Common Stock; provided, however that the notes contain a beneficial ownership blocker that limits the conversion of the notes to cap the beneficial ownership of JR-HD Enterprises I, LLC (“JR-HD”) and its affiliates at 9.99% of the outstanding Common Stock.
(2)	Based on 1,221,921,521 shares of the Common Stock issued and outstanding as of February 17, 2021, as reported on the issuer’s quarterly report on Form 10-Q (the “Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2021.

CUSIP No. 45343Y205

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

PCG Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
14,241,500
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER
14,241,500
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,241,500
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.17% (3)
12.	TYPE OF REPORTING PERSON (see instructions)
CO

(3)	Based on 1,221,921,521 shares of Common Stock issued and outstanding as of February 17, 2021, as reported on the issuer’s Form 10-Q filed with the SEC on February 22, 2021.

CUSIP No. 45343Y205

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeff Ramson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
122,069,959 (4)
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER
122,069,959 (4)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,069,959 (4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.99% (5)
12.	TYPE OF REPORTING PERSON (see instructions)
IN

(4)	Represents (i) 107,828,459 shares of Common Stock beneficially owned by JR-HD and (ii) 14,241,500 shares owned by PCG Holdings, Inc. (“PCG”). Mr. Ramson is the Manager of JR-HD and has sole voting and dispositive power over the shares owned by JR-HD. Mr. Ramson is the owner of PCG and has sole voting and dispositive power over the shares owned by PCG. Mr. Ramson may be deemed to beneficially own the shares owned by JR-HD and PCG.
(5)	Based on 1,221,921,521 shares of Common Stock issued and outstanding as of February 17, 2021, as reported on the issuer’s Form 10-Q filed with the SEC on February 22, 2021.

Item 1.

(a)	Name of Issuer RedHawk Holdings Corp.

(b)	Address of Issuer’s Principal Executive Offices 100 Petroleum Drive, Suite 200 Lafayette, Louisiana 70508

Item 2.

(a)	Name of Person Filing

(i)	JR-HD Enterprises 1, LLC
(ii)	PCG Holdings, Inc.
(iii)	Jeff Ramson

(b)	Address of the Principal Office or, if none, residence

(i)	150 East 58th Street, 20th Floor, New York, NY 10155
(ii)	150 East 58th Street, 20th Floor, New York, NY 10155
(iii)	150 East 58th Street, 20th Floor, New York, NY 10155

(c)	Citizenship

(i)	Delaware
(ii)	Delaware
(iii)	United States

(d)	Title of Class of Securities

Common Stock, par value $0.001

(e)	CUSIP Number

45343Y205

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

JR-HD Enterprises 1, LLC (as of May 20, 2021):

(a)	Amount beneficially owned: 107,828,459 (6)

(b)	Percent of class: 8.82%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 107,828,459 (6)

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 107,828,459 (6)

	(iv)	Shared power to dispose or to direct the disposition of: 0

(6)	Represents shares of the Common Stock issuable upon conversion of convertible promissory notes. Pursuant to the terms of the notes, the notes are convertible into an aggregate of 129,829,140 shares of Common Stock; provided, however that the notes contain a beneficial ownership blocker that limits the conversion of the notes to cap the beneficial ownership of JR-HD and its affiliates at 9.99% of the outstanding Common Stock.

PCG Holdings, Inc. (as of May 20, 2021):

(a)	Amount beneficially owned: 14,241,500

(b)	Percent of class: 1.17%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 14,241,500

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 14,241,500

	(iv)	Shared power to dispose or to direct the disposition of: 0

Jeff Ransom:

(a)	Amount beneficially owned: 122,069,959 (7)

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 122,069,959 (7)

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 122,069,959 (7)

	(iv)	Shared power to dispose or to direct the disposition of: 0

(5)	Represents (i) 107,828,459 shares of Common Stock beneficially owned by JR-HD and (ii) 14,241,500 shares owned by PCG. Mr. Ramson is the Manager of JR-HD and has sole voting and dispositive power over the shares owned by JR-HD. Mr. Ramson is the owner of PCG and has sole voting and dispositive power over the shares owned by PCG. Mr. Ramson may be deemed to beneficially own the shares owned by JR-HD and PCG.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2021	JR-HD Enterprises 1, LLC

	By:	/s/ Jeff Ramson
	Name/Title:	Jeff Ramson, Manager

May 20, 2021	PCG Holdings, Inc.

	By:	/s/ Jeff Ramson
	Name/Title:	Jeff Ramson, Chief Executive Officer

May 20, 2021	/s/ Jeff Ramson
	Name/Title:	Jeff Ramson